UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Appliance Recycling Centers of America, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03814F205

Cusip Number

Norman H. Pessin
366 Madison Avenue, 14th Floor
New York, NY  10017
212-661-2670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2010

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03814F205
Schedule 13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1) SEP IRA FBO Norman H. Pessin
2) Sandra F. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER	7	SOLE VOTING POWER

OF SHARES		1) 201,800
		2) 91,140
BENEFICALLY
	8	SHARED VOTING POWER
OWNED

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		1) 201,800
		2) 91,140
PERSON WITH
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1) 201,800
2) 91,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1) 4.4%
2) 1.9%

14	TYPE OF REPORTING PERSON*
1) IN

CUSIP No.  03814F205
Schedule 13D

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $    par value (the "Common Stock"), of Appliance Recycling Centers of America, Inc., (the "Issuer"), whose principal executive offices are located at 7400 Excelsior Boulevard, Minneapolis, Minnesota  55426-4517

Item 2.  Identity and Background

This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin and Sandra F. Pessin
Certain information with respect to each Reporting Person is set forth below:

Name and Address:	1)	Norman H. Pessin
		366 Madison Avenue,
		14th Floor
		New York, NY 10017

	2)	Sandra F. Pessin
		366 Madison Avenue,
		14th Floor
		New York, NY 10017

Principal Occupation:	1)	Retired
	2)	Housewife

Criminal convictions:	1)	None
	2)	None

Civil proceedings:	1)	None
	2)	None

Citizenship:	1)	United States
	2)	United States

Item 3.  Source and Amount of Funds or Other Consideration

Item 4.  Purposes of the Transactions

The purpose of the acquisitions of securities is investment. The Reporting Persons reserve the right to seek changes in the management of the issuer in the future or in its business.  No such plans currently exist.

Item 5.  Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 201,800 shares of common stock of the issuer, constituting 4.4% of the outstanding shares thereof.

Sandra F. Pessin owns 91,140 shares of common stock of the issuer, constituting 1.9% of the outstanding shares thereof.

CUSIP No.  03814F205

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEP IRA F/B/O Norman H. Pessin

By:
Norman H. Pessin

Sandra F. Pessin

March 8, 2010